SECURITIES AND EXCHANGE COMMISSION
Washington, D. C.  20549

FORM 11-K

[X]ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2010

OR

[  ]   TRANSITION REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to ______

Commission File
Number 1-5491

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

ROWAN COMPANIES, INC. SAVINGS AND INVESTMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Rowan Companies, Inc.
2800 Post Oak Boulevard, Suite 5450
Houston, Texas 77056-6189

REQUIRED INFORMATION

The Rowan Companies, Inc. Savings and Investment Plan (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”).  Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements of the Plan for and as of the fiscal year and fiscal year-ends reflected therein, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Appendix 1 and incorporated herein by this reference.

SIGNATURES

The Plan, Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ROWAN COMPANIES, INC. SAVINGS AND INVESTMENT PLAN

By:	Rowan Companies, Inc. Savings and Investment Plan Administrative Committee

/s/	GARY L. MARSH	December 22, 2010
Gary L. Marsh

Rowan Companies, Inc. Savings and Investment Plan

June 30, 2009 and 2010

Note: Schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for reporting and disclosure under ERISA have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Rowan Companies, Inc. Savings and Investment Plan:

We have audited the accompanying statements of net assets available for benefits of the Rowan Companies, Inc. Savings and Investment Plan (the “Plan”) as of June 30, 2010 and 2009, and the related statements of changes in net assets available for benefits for the year ended June 30, 2010 and the period from January 1, 2009 to June 30, 2009.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of June 30, 2010 and 2009 and the changes in net assets available for benefits for the year ended June 30, 2010 and the period from January 1, 2009 to June 30, 2009 in conformity with accounting principles generally accepted in the United States of America.

/s/ MCCONNELL & JONES LLP

Houston, Texas
December 21, 2010

Rowan Companies, Inc. Savings and Investment Plan
Statements of Net Assets Available for Benefits
June 30, 2010 and 2009

	2010	2009
Assets
Investment, at fair value:
Plan interest in Master Trust 1	$83,284,447	$68,001,097

Receivables
Employer contributions	574,418	-
Participant contributions	730,687	-
	1,305,105	-

Net Assets Available for Benefits at Fair Value	84,589,552	68,001,097

Adjustment from fair value to contract value
for fully benefit-responsive investment contracts	30,240	222,938

Net Assets Available for Benefits	$84,619,792	$68,224,035

1 Represents 5% or more of net assets available for benefits.

The accompanying notes are an integral part of these financial statements.

Rowan Companies, Inc. Savings and Investment Plan
Statements of Changes in Net Assets Available for Benefits
Year Ended June 30, 2010 and Period Ended June 30, 2009

	Year Ended June 30, 2010	Period Ended June 30, 2009
Investment Income
Plan interest in net income of Master Trust	$7,531,978	$5,953,854

Contributions
Employer	6,933,223	2,432,815
Participant	9,589,056	5,315,570
Total contributions	16,522,279	7,748,385
Deductions
Benefits paid directly to participants	8,855,027	4,177,410

Total deductions	8,855,027	4,177,410

Net Increase	15,199,230	9,524,829

Transfers into the Plan	1,196,527	-

Net Assets Available for Benefits, Beginning of Period	68,224,035	58,699,206

Net Assets Available for Benefits, End of Period	$84,619,792	$68,224,035

The accompanying notes are an integral part of these financial statements.

Rowan Companies, Inc. Savings and Investment Plan
Notes to Financial Statements
June 30, 2010 and 2009

1. PLAN DESCRIPTION

The following brief description of the Rowan Companies, Inc. Savings and Investment Plan (the “Plan”) is provided for general informational purposes only.  Participants should refer to the Plan agreement for more complete information.

General – The Plan is a defined contribution, individual account 401(k) plan covering substantially all drilling division employees of Rowan Companies, Inc. and its subsidiaries (“Rowan”).

During 2009, the Plan changed its year end from December 31 to June 30.

Effective July 1, 2009, the Rowan Companies, Inc. Retirement Savings Plan was merged into the Plan.

Participation – Employees are eligible to enter the Plan on the first day of the next month following completion of two months of service.

Funding – Plan participants may make contributions of up to 60% of their regular compensation on a before- or after-tax basis. Eligible employees who have never had a contribution election in place are subject to automatic enrollment whereby Rowan will automatically deduct 3% from their pay on a pre-tax basis following a 30 day notice period. The deferral rate is increased by 1% each year until it reaches a maximum of 6% of compensation. Employees can elect to stop or change this automatic contribution at any time. Effective July 1, 2009, Rowan increased the matching contributions to all participants to an amount equal to 100% of the first 6% of participant’s eligible compensation.  Prior to July 1, 2009, Rowan matched participant contributions equal to 100% of the first 1% of the eligible compensation and 50% of the next 5% of the eligible compensation. Participants who attain the age of 50 before the end of the Plan year may make additional before-tax contributions to the Plan.

Investment Options – The assets of the Plan are held in the Master Trust for Rowan Companies and Affiliates Defined Contribution Plans (the “Master Trust”) and managed by Fidelity Management Trust Company, the Trustee of the Plan (the “Trustee”).  Plan participants direct the investment of their accounts among the Plan’s investment options and may, at their sole discretion, transfer amounts between such options, including the Rowan Companies Unitized Stock Fund (the “Fund”), at any time.

Expenses – Participants’ accounts are charged with investment advisory and other fees by the Trustee through charges by the underlying funds.  Other expenses of administering the Plan and Master Trust are borne by the Plan or by Rowan, at its discretion.

Vesting Provisions – Participants are 100% vested at all times in their own contributions, plus any earnings accrued thereon. Qualified Automatic Safe Harbor Matching Contributions and earnings are fully vested after two years of service and Employer Matching Contributions and earnings are fully vested after three years of service.

Distributions – Participants can obtain lump-sum or installment distributions of vested balances upon termination of employment, retirement, disability or death. Participants may be permitted to withdraw their before-tax account upon attainment of age 59 ½ or hardship in accordance with the terms of the Plan.

Rowan Companies, Inc. Savings and Investment Plan
Notes to Financial Statements
June 30, 2010 and 2009

Forfeitures – Upon termination of employment, participants’ non-vested balances are forfeited.  Such forfeitures can be applied to reduce employer contributions or Plan administrative expenses otherwise payable by Rowan. During the year ended June 30, 2010 and the period from January 1, 2009 to June 30, 2009, Rowan utilized approximately $33,000 and $10,000, respectively, of employee forfeitures for Plan administrative expenses.  During the year ended June 30, 2010, Rowan applied approximately $600,000 of employee forfeitures to reduce employer contributions.  At June 30, 2010 and 2009, Plan assets included approximately $51,000 and $43,000, respectively, of non-vested forfeited accounts.

Plan Termination – Although it has not expressed any intention to do so, Rowan may terminate the Plan at any time subject to the provisions of the Employee Retirement Income Security Act of 1974. In the event the Plan is terminated, each participant shall be entitled to 100% of all contributions, plus any earnings accrued thereon, as of the date of termination.

Party-in-Interest Transactions – The investment by the Trustee of Plan contributions into mutual funds managed by an affiliate of the Trustee are party-in-interest transactions, and the related management fees are deducted from investment earnings.  Rowan is also a party-in-interest.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Investment Valuation and Income Recognition – Purchases and sales of securities are recorded on a trade-date-basis. The investments held in the Master Trust are stated at fair value based on the latest quoted market values of the underlying securities. Securities for which no quoted market value is available are evaluated and valued by Plan management with reference to the underlying investments, assumptions and methodologies used in arriving at fair value in accordance with FASB ASC 820, Fair Value Measurementsand Disclosures (See Note 6).

Benefit-responsive investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Statements of Net Assets Available for Benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value, if material (See Note 5). The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Net appreciation of investments is comprised of realized and unrealized gains and losses. Realized gains or losses represent the difference between proceeds received upon sale and the average cost of the investment. Unrealized gain or loss is the difference between market value and cost of investments retained in the Plan (at financial statement date). For the purpose of allocation to participants, the Rowan Companies Unitized Stock Fund is valued by the Plan at its unit price (comprised of market price plus uninvested cash position) on the date of allocation and current unit price is used at the time of distribution to participants resulting in a realized gain or loss reflected in the income from the Plan’s investment in the Master Trust.

Rowan Companies, Inc. Savings and Investment Plan
Notes to Financial Statements
June 30, 2010 and 2009

Investment income from the Plan’s investment in the Master Trust consists of the Plan’s proportionate share of the Master Trust’s interest and dividend income and investment income from net appreciation (depreciation) in fair value of investments. The Trustee records dividend income as of the ex-dividend date and accrues interest income as earned.

Payment of Benefits – Benefits are recorded when paid.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

3. RISKS AND UNCERTAINTIES

Investment securities are exposed to various risks, such as interest rate, market, and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect the amounts reported in the Statement of Net Assets Available for Benefits.

4. INVESTMENT IN MASTER TRUST

The Master Trust for Rowan Companies and Affiliates Defined Contribution Plans commingles, for investment and administrative purposes, Plan assets with those of another plan sponsored by Rowan.  The Trustee maintains supporting records for the purpose of allocating investment gains or losses to the participating plans.  The Plan’s investments are held in the Master Trust. Investments and the income there from are allocated to participating plans based on each plan’s participation in investment options within the Master Trust. Net investment gains or losses for each day are allocated by the Trustee to each participating plan based on the plans’ relative interest in the investment units of the Master Trust.  At June 30, 2010 and 2009, the Master Trust held the following investments:

	2010		2009
	Amount	%	Amount	%
Interest bearing cash	$18,639,747	13%	$19,646,967	17%
Employer securities	21,153,270	15%	18,798,626	16%
Stable value fund	12,206,726	9%	11,536,460	10%
Registered investment companies	88,090,139	63%	68,355,156	57%

Total investments at fair value	$140,089,882	100%	$118,337,209	100%

Rowan Companies, Inc. Savings and Investment Plan
Notes to Financial Statements
June 30, 2010 and 2009

Investment income for the Master Trust for the year ended June 30, 2010 and the period from January 1, 2009 to June 30, 2009 was as follows:
	2010	2009
Investment income:
Net appreciation in fair value of investments	$10,114,862	$9,088,480
Interest and dividends	1,830,035	48,186
Net investment income	11,944,897	9,136,666

Expenses	(71,646)	(29,766)

Net income	$11,873,251	$9,106,900

The Plan’s interest in the Master Trust’s total investment units was approximately 60% at both June 30, 2010 and 2009, with the balance attributed to the other Rowan-sponsored plan.

The Master Trust invests a significant portion of its assets in employer securities which approximated 15% and 16% of the Master Trust’s net assets available for benefits as of June 30, 2010 and 2009, respectively.  As a result of this concentration, any significant fluctuation in the market value of this stock could affect individual participant accounts and the net assets of the Plan.

5. FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS

The Plan has an interest in a Stable Value Fund that has investments in fixed income securities and bond funds and may include derivative instruments, such as futures contracts and swap agreements. The stable value fund also enters into a “wrapper” contract issued by a third-party.

As described in Note 2, because these contracts are fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to these contracts. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

The average yield earned by the contract for the year ended June 30, 2010 and for the period from January 1, 2009 to June 30, 2009 was 2.82% and 3.20%, respectively. The average yield earned to reflect the actual interest rate credited to participants for the year ended June 30, 2010 and for the period from January 1, 2009 to June 30, 2009 was 1.26% and 1.99%, respectively.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer, but it may not be less than zero percent. Such interest rates are reviewed on a quarterly basis for resetting.

Certain events limit the ability of the Plan to transact at contract value with the issuer. The Plan administrator does not believe that the occurrence of an event that would limit the Plan’s ability to transact at contract value with participants is probable.

Rowan Companies, Inc. Savings and Investment Plan
Notes to Financial Statements
June 30, 2010 and 2009

6. FAIR VALUE MEASUREMENTS

FASB ASC 820 establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described below:

Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 – Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets held in the Master Trust measured at fair value.

Common stocks:  Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds:  Valued at the net asset value (‘NAV”) of shares held by the Plan at year end.

Stable value fund: Valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit‐worthiness of the issuer (See Note 5).

Employer securities (Rowan Companies Unitized Stock Fund): The value of a unit in the Fund is based on the NAV, which is the closing price of the underlying common stock in the principal active market on which the securities are traded and the uninvested cash position held by the fund, divided by the number of units outstanding.

Rowan Companies, Inc. Savings and Investment Plan
Notes to Financial Statements
June 30, 2010 and 2009

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Master Trust’s assets at fair value as of June 30, 2010 and 2009:

	2010	2009
Level 1:
Interest bearing cash	$18,639,747	$19,646,967
Employer common stock	21,153,270	18,798,626
Registered investment companies:
Moderate Allocation	16,757,735	13,929,261
Intermediate-Term Bond	9,223,612	7,013,254
Foreign Large Growth	4,671,226	4,149,457
Small Growth	2,399,580	1,684,543
Retirement Income	887,201	592,539
Target Date Fund	22,324,853	14,927,577
Large Blend	11,259,180	9,605,853
Large Growth	10,107,840	8,560,941
Large Value	3,792,288	3,092,169
Mid-Cap Blend	6,666,624	4,799,562
	127,883,156	106,800,749
Level 2:
Stable value fund	12,148,125	11,536,460
	12,148,125	11,536,460

Total assets at fair value	$140,031,281	$118,337,209

7. TAX STATUS OF THE PLAN

The Trustee received a favorable opinion letter dated March 31, 2008, from the Internal Revenue Service informing the Trustee that their volume submitter profit sharing plan is qualified under provisions of Section 401(a) of the Internal Revenue Code. The Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

8. TRANSACTIONS WITH PARTIES-IN-INTEREST

Certain Plan investments are funds managed by the Trustee and therefore qualify as party-in-interest transactions. Other party-in-interest investments held by the Plan include Rowan common stock, which totaled $16,723,547 and $15,084,020 at June 30, 2010 and 2009, respectively.

Rowan Companies, Inc. Savings and Investment Plan
Notes to Financial Statements
June 30, 2010 and 2009

Fees paid during the year for legal, accounting, and other professional services rendered by parties-in-interest were based on customary and reasonable rates for such services.

9. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500 as of June 30, 2010 and 2009:

	2010	2009
Net Assets Available for Benefits per the
financial statements	$84,619,792	$68,224,035
Adjustment from contract value to fair value for
fully benefit-responsive contracts	(30,240)	(222,938)

Net Assets Available for Benefits per Form 5500	$84,589,552	$68,001,097

The following is a reconciliation of the changes in net assets available for benefits per the financial statements to Form 5500 for the year ended June 30, 2010 and for the period from January 1, 2009 to June 30, 2009:

	2010	2009

Increase in Net Assets Available for Benefits per the financial statements	$15,199,230	$9,524,829
Adjustment from contract value to fair value for fully benefit-responsive contracts	(30,240)	(222,938)
Reverse prior year adjustment from contract value to fair value for fully benefit-responsive contracts	222,938	289,321

Increase in net Assets Available for Benefits per Form 5500	$15,391,928	$9,591,212

10. SUBSEQUENT EVENT

Subsequent to year end, the Plan changed its year end from June 30 to December 31.

EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-25041 of Rowan Companies, Inc. on Form S-8 of our report dated December 21, 2010 appearing in this Annual Report on Form 11-K of the Rowan Companies, Inc. Savings and Investment Plan as of June 30, 2010 and 2009 and for the year ended June 30, 2010 and the period from January 1, 2009 to June 30, 2009.

/s/ MCCONNELL & JONES LLP

Houston, Texas
December 22, 2010